UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
McAfee, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
579064106
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Stock)

Mark D. Cochran
Executive Vice President and General Counsel
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054
(408) 346-3832
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jeffrey D. Saper, Esq.
Robert G. Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$11,637,396	$457.35

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $11,637,396 as of December 28, 2007, calculated based on a Black-Scholes-Merton option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $457.35
Form or Registration No.: SC TO-I
Filing Party: McAfee, Inc.
Date Filed: January 4, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☑

Item 4. Terms of the Transaction.
SIGNATURE
INDEX TO EXHIBITS

SCHEDULE TO
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by McAfee, Inc., a Delaware corporation (“McAfee” or the “Company”), with the Securities and Exchange Commission on January 4, 2008 relating to the offer by the Company (the “Offer”) to amend certain outstanding options and make certain cash payments as set forth under the Offer to Amend the Exercise Price of Certain Options dated January 4, 2008 (the “Offer to Amend”), which was filed as Exhibit (a)(1)(A) to the Schedule TO..
     This Amendment, which is the final amendment to the Schedule TO, is being filed to report the results of the Offer, as required under Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
     The information in the Offer, including all schedules and annexes thereto which were previously filed with the Schedule TO, is expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended by adding the following sentences:
     The Offer expired at 11:00 p.m., Central Time, on February 1, 2008. Pursuant to the terms of the Offer, the Company has accepted for amendment options to purchase an aggregate of 1,115,800 shares of the Company’s common stock. In connection with the tender of those options for amendment, the Company has (i) issued addenda for those options which will, effective immediately following the expiration of the Offer, increase the exercise price for those options in the manner described in the Offer and (2) made cash payments totaling $ 1,684,169.81 in the aggregate.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

McAFEE, INC.
/s/ MARK D. COCHRAN
Mark D. Cochran
Executive Vice President and General Counsel

Date: February 4, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated January 4, 2008

(a)(1)(B)*	Communications to all eligible employees from the Stock Administration Department, dated January 4, 2008

(a)(1)(C)*	Tender offer election form

(a)(1)(D)*	Form of addendum

(a)(1)(E)*	Forms of confirmation of election to accept offer and confirmation of election not to participate in offer

(a)(1)(F)*	Forms of reminder emails to employees

(a)(1)(G)*	Form of stock option agreement(s) and promise to make cash payment

(a)(1)(H)*	Screen shots of intranet site providing access to offer materials

(a)(1)(I)(i)*	Presentation materials for eligible U.S. employees

(a)(1)(I)(ii)*	Presentation materials for eligible Canada employees

(b)	Not applicable

(d)(1)*	Registrant’s 1997 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 filed with the Registrant’s Registration Statement on Form S-8 (File No. 333-41337) filed on July 23, 2004)

(d)(2)*	Registrant’s 1997 Stock Incentive Plan Forms of Agreement

(d)(3)*	Registrant’s 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 4.1 filed with the Registrant’s Registration Statement on Form S-8 (File No. 333-66586) filed on August 2, 2001)

(d)(4)*	Registrant’s 2000 Nonstatutory Stock Option Plan Forms of Agreement

(g)	Not applicable

(h)	Not applicable

*	Previously filed